Growth Capital Acquisition Corp.

The Chrysler Building

405 Lexington Ave

New York, NY 10174

January 27, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Asia Timmons-Pierce

Re:	Growth Capital Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed August 18, 2020
File No. 333-248087

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Growth Capital Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. ET on January 29, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ George Syllantavos
George Syllantavos
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP